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                                TARGET CORPORATION
                                                                 NEWS RELEASE

FOR IMMEDIATE RELEASE

                                                      Contact:   Susan Kahn
                                                                 (612) 370-6735

                 TARGET CORPORATION AUGUST SALES UP 7.5 PERCENT

         MINNEAPOLIS, August 31, 2000 -- Target Corporation today reported that its net retail sales for the four weeks ended August 26, 2000 increased 7.5 percent to $2.742 billion from $2.550 billion a year ago. Comparable-store sales increased 2.5 percent from the same period a year ago.

         "Sales for the corporation were slightly below plan in the month of August," said Bob Ulrich, chairman and chief executive officer of Target Corporation. "In light of current business trends and the strength of last year's results, we now expect earnings per share to decline somewhat in the third quarter. We expect our growth in earnings per share to resume in the fourth quarter and we remain confident in our ability to deliver average annual earnings per share growth of 15 percent over time, despite our outlook for lower double-digit growth in fiscal 2000."

                                 SALES         TOTAL SALES   COMPARABLE STORES
                                 (MILLIONS)    % CHANGE      % CHANGE

         AUGUST
         Target                   $ 2,163         9.5          3.2
         Mervyn's                     339         3.7          3.7
         Department Stores            198        (4.3)        (5.3)
         Other                         42        (0.1)          na
                                  -------        ----         ----

         Total                    $ 2,742         7.5          2.5


         YEAR-TO-DATE

         Target                   $14,687        10.5          3.8
         Mervyn's                   2,095        (0.7)        (0.5)
         Department Stores          1,473        (4.1)        (5.0)
         Other                        225         8.2           na
                                  -------        ----         ----

         Total                    $18,480         7.8          2.5


         Target Corporation operates large-store general merchandise formats, including discount stores, moderate-priced promotional and traditional department stores. The company currently operates 1,273 stores in 45 states. This includes 942 Target stores, 267 Mervyn's stores and 64 Department Stores.

         Forward-looking statements in this release should be read in conjunction with the cautionary statements in Exhibit (99)C to the company's 1999 Form 10-K.

         Target Corporation news releases are available through Company News on Call by fax at 800-758-5804 extension 342677 or at www.targetcorp.com or www.prnewswire.com.

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